Minnesota Corn Processors, LLC



MCP

2001 Annual Report

MINNESOTA CORN PROCESSORS, LLC
ANNUAL REPORT
AS OF
DECEMBER 31, 2001

TABLE OF CONTENTS

Minnesota Corn Processors, LLC is a corn wet-miller with refineries in Marshall, MN and Columbus, NE. The Company produces high-quality corn sweeteners and starch products for sale into the beverage and food industries, and owns and operates a nationwide network of corn sweetener distribution terminals. In addition to its position as one of the largest U.S. manufacturers of fuel ethanol, the Company produces starches for sale into the paper and corrugating industries, feed products and road de-icers. The Company is headquartered in Marshall, MN.

BOARD OF DIRECTORS



Seated (L-R): John Nelson, Dan Dybsetter, Sandy Ludeman, Jerry Jacoby, Roger Fjerkenstad, Ken Regier. Standing (L-R): Kim Larson, John P. (Jack) Hennen, Dean Buesing, Dennis Fultz, Ron Kirchner, Galen Rud, John Jerzak, Larry Dowd, Duane Adams, Doug Finstrom, Robert Bender, Andrew Jensen, Ken Robinson, Steve Lipetzky, Dave Scheibel, Jim Gervais, Howard Dahlager, Rod Hassebrook

CORPORATE OFFICERS

Dan Thompson . . . . .President & Chief Executive Officer

Brad Schultz . . . . .Vice President of Commodities

Dan Stacken . . . . .Vice President of Finance & Chief Financial Officer

Mike Mote . . . . .Vice President of Information Technology & Chief Information Officer

Larry Schiavo . . . . .Vice President of Operations & Business Development

Roger Evert . . . . .Vice President of Human Resources & Administration

Roger Untiedt . . . .Vice President of Technology

Joe Bennett . . . . .Secretary & General Counsel



Jerry Jacoby
Board Chairman

MESSAGE TO INVESTORS
FROM
THE CHAIRMAN & THE PRESIDENT



L. Dan Thompson
President & CEO

The $21.4 million profit in 2001 represented our highest profit amount since 1995 and our fourth consecutive profitable period. We exceeded our annual plan target by over $10 million. Higher ethanol pricing was the main reason for the improvement over plan. We are pleased with the progress, but realize that we are still not where we need to be.

In last year's report, we suggested that three significant changes had to occur in order for MCP to achieve major improvements in 2002. We have achieved lower natural gas prices and higher germ prices. However, sweetener prices only had a minimal increase in January 2002, and ethanol prices have plunged since September 11th (See Chart on Page 3.) The level of profits for 2002 will depend upon ethanol pricing. For profits to improve over 2001, ethanol prices would need to increase to a level close to the 2001 prices.

It is highly disappointing that sweetener prices remain severely depressed. The industry was on the verge of the first reasonable price increase in seven years, until the Mexican government placed a twenty-percent (20%) tax on soft drinks made with HFCS. This tax forced significant quantities of product back into the United States market, which created an over-supply problem and cut the expected price increase by about seventy-five percent (75%). Therefore, what looked like a very promising year, now faces challenges. These actions have delayed any strong recovery by the industry for at least one more year.

Our theme at the last Annual Meeting was that we felt good about our position. We expected continued strong growth, with a good sweetener price increase and strong ethanol prices. Events of September 11th and actions by a foreign government have now tempered our immediate optimism. We still expect to reach our goals, only now with a slight delay. We will continue to work for improved profits and continue to try to address liquidity concerns. Your support and confidence is appreciated!

Sincerely,

Jerry Jacoby
Board Chairman

L. Dan Thompson
President & CEO


GRIND
(In Millions of Bushels)
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001

One of the major impediments to positioning MCP for a return to profitability from 1996 levels was the low grind levels six years ago. This chart demonstrates our accomplishments in this area.

It should also highlight the value our plants bring to the local community. They provide farmers a local, ready market for about 130 million bushels of corn, which leads to higher prices for their corn crop.


NET ETHANOL PRICES (MN)
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
09/01/01
10/01/01
11/01/01
12/01/01
01/01/02

With the over-supply of gasoline after September 11th, gasoline and ethanol prices fell precipitously. At our production level of 120 million gallons, this has a huge negative impact on profitability. However, we expect ethanol and our economy to rebound. Government action on a Renewable Fuels Standard would be a great benefit for the industry.


NET INCOME
(In Million $$)
$25
$20
$15
$10
$5
$0
MAR '99
MAR '00
DEC '00 (1)
DEC '01
(1) Nine-Month Period

This chart shows the steady improvement in Net Income for the last four fiscal periods. This is in spite of the fact that 42HFCS would have to increase over 90% to equal 1994 price levels; 55HFCS would have to increase over 40% to equal 1996 prices; and corn syrup prices would need to increase over 50% in order to reach the 1994 levels. No industry can afford this low level pricing and prosper. An increase is needed and due in order for our industry to sustain its position as premium supplier to sweetener users.

SIGNIFICANT DEVELOPMENTS

FOR MCP IN FY 2001

CONTINUED FINANCIAL IMPROVEMENT



- Produced the largest profit-year since 1995.
- Prepaid $15-million of long-term debt due in 2004.

IMPROVED MARKETING & DISTRIBUTION

- Acquired the Marshall, MN, assets of Liquid Corn, Inc. to take control of co-product distribution.



Calgary
Winnipeg
Salem
Caldwell
Marshall
Chicago
Columbus
Kansas City
Denver
St. Louis
Memphis
Lakeville
Dallas
Houston
New Orleans
San Antonio
Refineries
CPMCP
MCP Owned Sweeteners
Third Party Sweeteners

CPMCP SWEETENERS

- First year utilizing CornProductsMCP Sweeteners LLC, a joint venture that markets and distributes our corn sweeteners, sugar & food grade starches.

NEW STORAGE CAPACITY



- Acquired a grain elevator in Holland, MN, to aid in the procurement & storage of corn for the Marshall, MN plant.

NEW VENTURES

- Formed Glacial Technologies LLC, a joint venture that sells and distributes road de-icers, including MCP's Caliber™ product.

CALIBER DE-ICERS

GLACIAL TECHNOLOGIES

- Acquired an interest in Arkion Life Sciences LLC, a technology-based company, leading in the discovery, development & marketing of environmentally friendly, natural or nature-identical bio-active compounds.





INCREASED PRODUCTION & MARKETING OF ETHANOL

- Increased ethanol production capacity in Marshall, MN by five million gallons.
- Acquired an interest in Minnesota Energy, Inc. & entered into an agreement to market its ethanol.

The December 31, 2001 Financial Statements are for the first full year of operations after the conversion from a Cooperative to a Limited Liability Company. The Financial Statements, as of December 31, 2000, are for the nine-month period of April 1, 2000 through December 31, 2000. They include three months of Cooperative activity and six months of Limited Liability Company activity. MCP's fiscal year end changed from March 31 to December 31 as a result of the July 1, 2000 conversion to an LLC.

2001 COMPARED TO 2000 (9 MO.)

NET SALES. MCP's Net Sales for the year-ended December 31, 2001 were $620.4 million, compared to Net Sales of $443.4 million for the nine-month period ended December 31, 2000, or a difference of $177.0 million. Comparing a full year of Sales Revenue to a nine-month period of Sales Revenue accounts for the majority of this difference. This is the first year of marketing the Company's sweeteners through CornProductsMCP Sweeteners LLC, (CPMCP). Sweetener volumes, when compared to an annualized basis for December 31, 2000, were up slightly, while sweetener prices remained relatively unchanged. The agreed upon transfer prices between CPMCP and its parents are based on the prior year's (Calendar year 2000) net selling prices, therefore, there was very little price difference from year to year. MCP's share of any profits earned above these transfer prices as a result of sales and distribution to the final customer is included in the Equitable Interest in Joint Venture Income line of the Consolidated Statements of Operations. Ethanol Revenues increased from $118.7 million in 2000 to $180.6 million in 2001 as a result of a moderate increase in the net selling price per gallon, as well as an increase in the number of gallons sold. The majority of the increase in gallons sold is the result of additional volumes moving through the Company's ethanol marketing agreements. Co-product revenues increased from $77.5 million in 2000 to $112.3 million in 2001, primarily due to increases in the net selling price of corn germ, which followed the price improvement in the corn oil market.

COST OF GOODS SOLD. Cost of Goods Sold was $567.3 million for the year ended December 31, 2001 compared to $403.3 million for the nine-month period ended December 31, 2000, or a difference of $164.0 million. The primary reason for this difference is the comparison of a full year of operations to nine months. On an annualized basis, MCP's costs were up this year as compared to last year. Corn Cost on a per bushel basis, as well as an increase in the number of bushels ground, led to an increase in Corn Expense from year to year. On an annualized basis, the Company showed some increases in Natural Gas, Electricity, Labor and Related Expenses, and Purchases of Grains and Other Products for Re-sales. A one-time sale of sweetener inventory to CPMCP, to establish a working inventory for our sweetener marketing company, added approximately $12.0 million dollars to the Company's Cost of Goods Sold for the year. The revenues offsetting these costs are included in Net Sales. Other Production Expenses remained relatively stable.



Dan Stacken
VP of Finance & CFO

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, General and Administrative Expenses of $26.5 million for the year ended December 31, 2001 compares to $19.6 million for the nine-month period ended December 31, 2000, or a difference of $6.9 million. On an annualized basis, this difference is minimal. The transfer of approximately $3.7 million dollars of S, G & A related expenses to CPMCP, where appropriate, offset increases in Wages, Benefits and Related Payroll Costs, as well as various other administrative expenses.

NET OPERATING INCOME. Net Operating Income for the year ended December 31, 2001 increased $6.1 million, compared to the nine-month period ended December 31, 2000. This is the result of the increase in Net Sales Revenues of $177.0 million, offset by the increase of $164.0 million in Cost of Goods Sold, and the increase of $6.9 million in Selling, General and Administrative Expenses.

OTHER INCOME/EXPENSE. Other Expense for the year ended December 31, 2001 was $4.3 million, compared to $12.9 million for the nine-month period ended December 31, 2000, or a decrease of $8.6 million. Interest Expense is up $2.8 million over the nine-month period but, on an annualized basis, is actually down approximately $2.5 million, as the Company continues to pay down its long-term debt. Interest and Other Income is down $1.6 million when comparing December 31, 2001 to December 30, 2000. In the nine-month period ended December 31, 2000, the Company recorded a one-time reversal of a long-term bad debt reserve in the amount of $1.5 million. The change in the gain (loss) on Disposal of Property was an increase in expense of $1.2 million. During the nine-month period ended December 31, 2000, the company recorded a one-time gain on the sale of a portion of its Emeryville, California facility in the amount of $1.2 million. The Company's equitable interest in joint venture income for the current year ended December 31, 2001 was $14.3 million. Included in this number is the Company's share of income from CPMCP ($14.5 million) and loss from Arkion Life Sciences LLC ($0.2 million). There was no income (loss) from either of these investments during December 31, 2000.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. During the nine-month period ended December 31, 2000, the initial adoption of FAS-133, Accounting for Derivative Instruments and Hedging Activities, resulted in the Company recording $2.9 million of income as a Cumulative Effect of a Change in an Accounting Principle. This amount is based on the fair value of the Company's derivative financial instruments used to hedge co-products as of July 1, 2000. There is no such change necessary or recorded for the year ended December 31, 2001.

INCOME BEFORE MINORITY INTEREST. Income Before Minority Interest for the year ended December 31, 2001 was $21.3 million dollars, compared to $10.1 million for the nine-month period ended December 30, 2000, an increase of $11.2 million. The increase in Net Operating Income of $6.1 million; the decrease in Other Expense of $8.6; the increase in Provision for Income Taxes of ($0.6) million; and the decrease of ($2.9) million attributed to the Accounting Principle Change for last year, account for the $11.2 million increase in Income Before Minority Interest.

MINORITY INTEREST IN NET LOSS. The Minority Interest in Net Loss of Consolidated Subsidiary was ($0.1 million) for the year ended December 31, 2001. This is the portion of the loss attributed to the Company's partner in Glacial Technologies LLC (GT). GT was formed during the current fiscal year and, therefore, had no transactions during the previous fiscal period.

NET INCOME. Net Income for the year ended December 31, 2001 was $21.4 million, compared to $10.1 million for the nine-month period ended December 31, 2000. The $11.3 million dollar increase is the result of the increase in Income Before Minority Interest of $11.2 plus the Minority Interest in Net Loss of Consolidated Subsidiary of $0.1 million.

LIQUIDITY AND CAPITAL RESOURCES. On December 31, 2001 the Company's Total Assets were $597.4 million, as compared to $600.9 million at December 31, 2000. Current Assets decreased by $13.2 million, with the majority of the decrease resulting from the reduction of Accounts Receivable, Inventory, and Cash. Increased grain inventories at the elevators were offset by decreases in finished goods and bulk terminal inventories. The Company purchased an additional grain elevator this past year, as well as expanded the storage capacity at its two other elevators. The Company sold its entire corn sweetener and sugar inventories that were at its bulk terminals to CPMCP in May 2001, which is the key reason that Finished Goods Inventories are down for the year. Repair Parts Inventory also showed a $1.0 million decrease from December 31, 2000 to December 31, 2001. Investments and Other Assets is up approximately $24.7, with the majority of the increase coming from recording the Company's share of income (loss) from its joint ventures utilizing the equity method of accounting, plus the initial costs of its investments in CPMCP, Arkion Life Sciences LLC, and Minnesota Energy, Inc. Net Property and Equipment decreased $15.0 million, primarily as a result of recording depreciation expense in excess of new capital additions.

Cash flows for the year ended December 31, 2001 were used to fund operating expenses, capital projects, distributions to the shareholders, and debt payments. Net Cash Flows from Operating Activities were $61.6 million. The Company's Depreciation and Amortization Expense included in this figure is $47.1 million. Cash Used for Investing Activities totaled $42.1 million, reflecting normal capital expenditures for the Company, the issuance of a promissory note, the asset purchase of Liquid Corn Inc.'s Minnesota assets, and several investments made by the Company throughout the year. The $22.3 million of Cash Used for Financing Activities was for the distribution payments to the shareholders, as well as payments made toward the Company's long-term debt. A $15.0 million prepayment was made against the long-term debt during this past year, in addition to the scheduled $3.6 million debt payment.

The Company's Senior Notes Outstanding were $241.4 million at December 31, 2001 compared to $260.0 million at December 31, 2000. In addition to its senior notes, the Company has a $50 million revolving line of credit facility on which there was no outstanding balance at either year-end.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK - COMMODITIES. The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, global demand created by population growth, and changes in standards of living and global production of similar crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of hedging its inventories and related purchase and sale contracts. In addition, the Company, from time-to-time, will hedge portions of its production requirements. The instruments used are principally readily marketable exchange traded futures contracts, which are designed as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedges commodity.

The Company uses derivative financial instruments to minimize the exposure of price risk related to corn and natural gas purchases used in the manufacturing process, and the price risk in the sales of feed co-products. The derivative financial instruments consist of open futures contracts on established futures exchanges and are valued at fair value in the December 31, 2001, Balance Sheet, Net of Margin Deposits.

The contracts used to mitigate the price risk related to corn and natural gas purchases are designated as effective cash flow hedges for a portion of the corn and natural gas usage over the next twelve months. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income and are reclassified into Net Income in the month in which the purchases being hedged are recognized or, if the hedge is determined to be in ineffective. At December 31, 2001, the Company had a balance of $7.6 million of unrealized losses related to future transactions, which is expected to be recognized in earnings within the next twelve months.

The contracts used to mitigate the price risk related to sales of feed co-products are not designated and accounted for as effective cash flow hedging instruments and, therefore, the related unrealized gains and losses are recorded in Net Income monthly.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its commodity position. The Company's daily net commodity position consists of inventories, related purchase and sale contracts, and exchange traded contracts, including those to hedge portions of production requirements. The fair value of such positions is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures prices. Market risk is estimated as the potential loss in fair value, resulting from a hypothetical 10% adverse change in such prices. The results of this analysis, which may differ from actual results, are as follows:

	December 31, 2000	
	Fair Value	Market Risk
Long Position	$14,336.550	$1,433,655
	December 31, 2001	
	Fair Value	Market Risk
Long Position	$18,965,782	$1,896,578

DEC. 31, 2000 (9 Mo.) COMPARED TO FY MAR. 31, 2000

NET SALES. MCP's Net Sales for the nine-month period ended as of December 31, 2000, were $443.4 million, as compared to Net Sales of $569.6 million for the year ended March 31, 2000, or a difference of $126.2 million. Comparing nine months of Sales Revenue to a full year of Sales Revenue accounts for the majority of this difference. On an annualized basis, Net Sales Revenues would actually show a slight increase over the previous year. Sweetener volumes, on an annualized basis, remained relatively flat; however, there was some deterioration in net selling prices from a year ago. Co-Product Revenues were down, primarily due to a decrease in the net selling price of corn germ. Ethanol Revenues were up as a result of a significant increase in the net selling price per gallon.

COST OF GOODS SOLD. Costs of Goods Sold was $403.3 million for the nine-month period ended December 31, 2000, compared to $512.9 million for the year ended March 31, 2000, or a difference of $109.6 million. The significant factor for this difference is comparing a full year of operations to nine months. Corn Cost, on a per bushel basis, was up slightly. MCP's Energy Costs showed a substantial increase, as a result of significantly higher natural gas prices. Electricity Costs also showed some increase, while the Remaining Production Expenses were relatively stable.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, General and Administrative Expenses of $19.6 million for the nine-months ended December 31, 2000 compares to $25.1 million for the fiscal year ended March 31, 2000, or a difference of $5.5 million. On an annualized basis, this difference between the two years is minimal. Increases in Wages and Related Costs and Professional Expenses have been offset by a decrease in Bad Debt Expense.

NET OPERATING INCOME. Net Operating Income for the nine-month period ended December 31, 2000, decreased $11.1 million, compared to the fiscal year ended March 31, 2000. This is a result of the decrease in Net Sales Revenues of $126.2 million, the decrease of $109.6 million in Costs of Goods Sold and the decrease of $5.5 million in Selling, General and Administrative Expenses.

OTHER INCOME/EXPENSE. Other Expense for the nine-month period ended December 31, 2000, was $12.9 million, compared to $20.3 million for the fiscal year ended March 31, 2000, or a decrease of $7.4 million. The majority of the difference is due to comparing a nine-month period to a full fiscal year, especially with respect to the decrease in Interest Expense. On an annualized basis, the expected change in Interest Expense would be minimal. The reversal of a long-term reserve for bad debts accounts for approximately $1.5 million of the overall decrease.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. The initial adoption of FAS-133, Accounting for Derivative Instruments and Hedging Activities, resulted in MCP recording $2.8 million of income as a Cumulative Effect of a Change in an Accounting Principle. This amount is based on the fair value of the Company's derivative financial instruments used to hedge co-products, beginning as of July 1, 2000.

NET INCOME. Net Income for the nine-month period ended December 31, 2000 was $10.1 million, compared to $11.1 million for the fiscal year ended March 31, 2000. The $1 million difference is the result of the decrease in Net Operating Income of $11.1 million, offset by the decrease in Other Expense of $7.4 million, the recording of the Cumulative Affect of Change in Accounting Principal of $2.8 million and a small change in the provision for income taxes.

LIQUIDITY AND CAPITAL RESOURCES. On December 31, 2000, the Company's Total Assets were $600.9 million, as compared to $608.4 million at March 31, 2000. Current Assets increased by $9.1 million, with the majority of the increase resulting from increased grain inventories at the Company's grain elevators. Net Property and Equipment decreased $13.6 million, primarily as a result of recording depreciation expenses in excess of new capital additions.

Cash Flows for the nine months were used to fund operating expenses, capital projects, value-added payments and debt prepayments. Net Cash Flows from operating activities were $35.7 million. Cash used for investing activities totaled $18.9 million, reflecting normal capital expenditures for the plants, as well as other capital expenditures offset by the proceeds received from the sale of the Company's Emeryville, CA, transfer terminal. The $24.5 million of cash used for financing activities was for value added payments to the Company's shareholders, as well as the prepayment of long-term debt.

The Company's senior notes outstanding were $260 million at December 31, 2000, compared to $270 million at March 31, 2000. In addition to its senior notes, the Company has a $50 million revolving line of credit facility on which there was no outstanding balance at either year-end.

Summary Financial Data
(In Million $$)

	Quarter				
	First	*Second*	*Third*	*Fourth*	*Total*
December 31, 2001					
Net Sales	*$150.4*	*$173.8*	*$148.9*	*$147.3*	*$620.4*
Gross Profit	*3.9*	*20.1*	*17.5*	*11.6*	*53.1*
Net Income	*(3.4)*	*11.3*	*8.7*	*4.8*	*21.4*
December 31, 2000					
Net Sales	-	*$153.4*	*$139.7*	*$150.4*	*$443.5*
Gross Profit	-	*24.5*	*11.0*	*4.7*	*40.2*
Net Income	-	*5.9*	*2.6*	*1.6*	*10.1*

Prior to the conversion from a Cooperative to a Limited Liability Company on July 1, 2000, the Company's year-end was March 31. Therefore, the first quarter of the calendar year 2000 is included in the fiscal year ended March 31, 2000, and not in the totals for December 31, 2000.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
Minnesota Corn Processors, LLC and Subsidiaries
Marshall, Minnesota

We have audited the accompanying consolidated balance sheets of Minnesota Corn Processors, LLC and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, member equities, and cash flows for the year ended December 31, 2001, the nine-month period ended December 31, 2000, and the year ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minnesota Corn Processors, LLC and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31, 2001, the nine month period ended December 31, 2000, and the year ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Note 15, the Company adopted Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, for acquisitions entered into subsequent to June 30, 2001.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

Clifton Gunderson LLP

Marshfield, Wisconsin
January 25, 2002

MINNESOTA CORN PROCESSORS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Year Ended December 31, 2001, Nine Months Ended December 31, 2000, and Year Ended March 31, 2000

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000
NET SALES, STORAGE, AND HANDLING CHARGES	$ 620,415,540	$ 443,461,268	$ 569,634,259
COST OF GOODS	567,285,115	403,283,172	512,864,278
Gross profit	53,130,425	40,178,096	56,769,981
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	26,486,896	19,629,056	25,090,018
Net operating income	26,643,529	20,549,040	31,679,963
OTHER INCOME (EXPENSE)			
Interest expense	(18,850,641)	(16,031,902)	(21,979,662)
Interest and other income (net)	528,895	2,186,023	880,728
Gain (loss) on disposal of property and equipment	(353,837)	875,386	793,799
Equitable interest in joint venture income	14,301,950	-	-
Total other expenses	(4,373,633)	(12,970,493)	(20,305,135)
Income before income taxes	22,269,896	7,578,547	11,374,828
PROVISION FOR INCOME TAXES	1,000,000	352,022	251,191
Income before cumulative effect of change in accounting principle	21,269,896	7,226,525	11,123,637
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	-	2,867,405	-
Income before minority interest in net loss of consolidated subsidiary	21,269,896	10,093,930	11,123,637
MINORITY INTEREST IN NET LOSS OF CONSOLIDATED SUBSIDIARY	107,618	-	-
NET INCOME	$ 21,377,514	$ 10,093,930	$ 11,123,637

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

MINNESOTA CORN PROCESSORS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

ASSETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash and cash equivalents	$ 152,856	$ 2,875,403
Receivables	58,228,138	63,076,343
Inventories	45,525,722	50,121,420
Prepaids and other assets	4,222,268	4,351,792
Fair value of derivatives	4,160,953	5,113,855
Total current assets	112,289,937	125,538,813
INVESTMENTS AND OTHER ASSETS		
Investments	30,336,682	10,488,470
Deferred debt refinancing costs	2,569,949	2,809,949
Cash surrender value of life insurance	450,827	155,639
Non-current receivables	3,000,000	153,542
Non-current prepaids	1,121,690	1,337,690
Goodwill and other intangibles	7,399,373	5,236,542
Total investments and other assets	44,878,521	20,181,832
PROPERTY AND EQUIPMENT	764,851,138	737,744,974
Less accumulated depreciation	324,657,350	282,503,226
Net property and equipment	440,193,788	455,241,748
TOTAL ASSETS	$ 597,362,246	$ 600,962,393

MINNESOTA CORN PROCESSORS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	December 31, 2001	December 31, 2000
CURRENT LIABILITIES		
Short-term notes payable	$ -	$ 116,960
Current portion of long-term debt	3,619,972	3,866,002
Accounts payable - grain	7,779,755	8,444,574
Accounts payable - other	25,241,093	21,935,924
Income taxes payable	1,047,949	275,000
Accrued payroll costs	4,255,721	3,592,413
Accrued real estate taxes	2,325,000	2,105,000
Accrued interest	4,953,056	5,441,904
Accrued expenses and taxes	2,084,518	1,522,265
Total current liabilities	51,307,064	47,300,042
LONG TERM DEBT	237,929,958	256,549,930
ACCRUED POSTRETIREMENT BENEFITS	586,651	187,258
Total liabilities	289,823,673	304,037,230
MEMBER EQUITIES		
Class A Units	188,861,816	176,109,895
Class B Units	126,238,852	121,030,330
Accumulated other comprehensive income:		
Net unrealized loss on fair value of derivatives	(7,632,180)	(230,251)
Unrealized gain on foreign currency translation	70,085	15,189
Total member equities	307,538,573	296,925,163
TOTAL LIABILITIES AND MEMBER EQUITIES	$ 597,362,246	$ 600,962,393

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

MINNESOTA CORN PROCESSORS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBER EQUITIES
Year Ended December 31, 2001, Nine Months Ended December 31, 2000, and Year Ended March 31, 2000

	Units of Equity Participation Certificates	Non-Voting Units of Equity Participation	Contributed Capital	Unallocated Capital Deficit
BALANCE, MARCH 31, 1999	$ 247,006,471	$ 119,790,000	$ 1,007,789	$ (62,071,209)
Payments by members	-	-	-	-
March 31, 2000 allocation of net income	-	-	-	9,533,765
Value added	-	-	-	(8,677,116)
Transfers	-	-	-	(7,954)
Equity retirements	-	-	-	(112,773)
BALANCE, MARCH 31, 2000	247,006,471	119,790,000	1,007,789	(61,335,287)
December 31, 2000 allocation of net income	-	-	-	5,125,675
Other comprehensive income:				
Unrealized loss on derivatives:				
Cumulative effect of adopting FAS 133	-	-	-	-
Gain arising during period	-	-	-	-
Reclassification adjustment	-	-	-	-
Unrealized gain on foreign currency translation	-	-	-	-
Total comprehensive income	-	-	-	-
Payment by members	-	-	-	-
Value added	-	-	-	(4,523,870)
Equities repurchased	-	-	-	(5,699)
Conversion to Limited Liability Company	(247,006,471)	(119,790,000)	(1,007,789)	60,739,181
BALANCE, DECEMBER 31, 2000	-	-	-	-
December 31, 2001 allocation of net income	-	-	-	-
Other comprehensive income:				
Unrealized loss on derivatives:				
Loss arising during year	-	-	-	-
Reclassification adjustment	-	-	-	-
Unrealized gain on foreign currency translation	-	-	-	-
Total comprehensive income	-	-	-	-
Allocation of minority interest capital deficit	-	-	-	-
Distribution to members	-	-	-	-
Member interests repurchased	-	-	-	-
BALANCE, DECEMBER 31, 2001	$ -	$ -	$ -	$ -

Non-Qualified Patronage Refunds	Loss Allocated to Members	Class A Units	Class B Units	Accumulated Other Comprehensive Income	Total
$ 3,849,171	$ (20,665,755)	$ -	$ -	$ -	$ 288,916,467
-	125,453	-	-	-	125,453
-	1,589,872	-	-	-	11,123,637
-	-	-	-	-	(8,677,116)
-	-	-	-	-	(7,954)
-	116,908	-	-	-	4,135
3,849,171	(18,833,522)	-	-	-	291,484,622
-	833,822	2,894,103	1,240,330	-	10,093,930
-	-	-	-	(16,978,319)	(16,978,319)
-	-	-	-	4,650,500	4,650,500
-	-	-	-	12,097,568	12,097,568
-	-	-	-	15,189	15,189
-	-	-	-	-	9,878,868
-	40,344	49,277	-	-	89,621
-	1,621	-	-	-	(4,522,249)
-	-	-	-	-	(5,699)
(3,849,171)	17,957,735	173,166,515	119,790,000	-	-
-	-	176,109,895	121,030,330	(215,062)	296,925,163
-	-	14,964,260	6,413,254	-	21,377,514
-	-	-	-	(7,632,180)	(7,632,180)
-	-	-	-	230,251	230,251
-	-	-	-	54,896	54,896
-	-	-	-	-	14,030,481
-	-	(75,333)	(32,285)	-	(107,618)
-	-	(1,875,268)	(1,172,447)	-	(3,047,715)
-	-	(261,738)	-	-	(261,738)
$ -	$ -	$ 188,861,816	$ 126,238,852	$ (7,562,095)	$ 307,538,573

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

MINNESOTA CORN PROCESSORS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2001, Nine Months Ended December 31, 2000, and Year Ended March 31, 2000

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 21,377,514	$ 10,093,930	$ 11,123,637
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	47,124,690	34,675,391	45,735,486
Joint venture income	(14,301,950)	-	-
Minority interest in net loss of consolidated subsidiary	(107,618)	-	-
Net unrealized losses (gains) on derivatives and investment	581,464	(3,489,849)	-
Investment impairment loss	-	-	423,555
Non-cash patronage refunds received	-	-	(122)
Loss (gain) on disposal of equipment	353,837	(875,386)	(793,799)
Provision for doubtful accounts	478,530	168,422	941,494
Change in operating assets and liabilities:			
Receivables	4,497,752	(453,517)	(13,942,714)
Inventories	4,595,698	(12,775,373)	2,070,164
Cash surrender value of life insurance	(295,188)	(13,119)	3,480
Prepaids and other assets	129,524	(1,444,999)	2,298,091
Margin deposits	(6,936,386)	3,541,526	(2,819,746)
Accounts payable - grain	(664,819)	3,668,554	(1,235,390)
Accounts payable - other	2,687,303	(71,040)	1,651,918
Accrued payroll costs	663,308	(175,189)	956,986
Accrued real estate taxes	220,000	(341,000)	(252,340)
Accrued interest	(488,848)	3,659,203	(25,036)
Accrued expenses and taxes, other than income taxes	562,253	(111,425)	490,141
Income taxes recoverable/payable - current and deferred	772,949	210,500	(234,115)
Accrued postretirement benefits	399,393	(541,024)	(56,718)
Net cash provided by operating activities	61,649,406	35,725,605	46,334,972
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property and equipment	(31,699,580)	(19,998,626)	(18,767,648)
Proceeds from disposal of property and equipment	1,921,838	1,236,754	2,416,815
Issuance of note receivable	(3,000,000)	-	-
Purchase of Liquid Corn, Inc.'s assets in Minnesota	(3,216,325)	-	-
Purchase of Liquid Corn, Inc.'s assets in Nebraska	-	-	(2,889,067)
Investments purchased	(6,085,471)	(122,312)	-
Net cash used by investing activities	(42,079,538)	(18,884,184)	(19,239,900)

MINNESOTA CORN PROCESSORS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
Year Ended December 31, 2001, Nine Months Ended December 31, 2000, and Year Ended March 31, 2000

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments on short-term borrowings	$ (116,960)	$ (618,458)	$ (679,955)
Long-term borrowings	23,750,000	7,800,000	-
Principal payment on long-term debt	(42,616,002)	(18,559,051)	(20,480,813)
Distributions paid to members	(3,904,926)	-	-
Member interests repurchased	(307,006)	-	-
Loss allocation payments from members	902,479	2,514,936	992,361
Value added	-	(15,646,373)	(4,979,740)
Equity adjustments	-	15,994	(30,987)
Net cash used by financing activities	(22,292,415)	(24,492,952)	(25,179,134)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,722,547)	(7,651,531)	1,915,938
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,875,403	10,526,934	8,610,996
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 152,856	$ 2,875,403	$ 10,526,934
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid	$ 19,339,489	$ 12,204,931	$ 21,897,457
Income taxes paid	227,051	279,509	589,190
NONCASH ACTIVITY			
Property and equipment acquired through debt financing and accounts payable	$ 1,159,032	$ 500,000	$ 1,862,248

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

Minnesota Corn Processors, LLC and Subsidiaries ("the Company" or "MCP") is a Limited Liability Company incorporated in Colorado for the purpose of producing value-added corn related products for its members. The Company produces unmodified corn syrup, high fructose corn syrup, corn starch, fuel ethanol, and feed co-products in processing plants located in Marshall, Minnesota and Columbus, Nebraska.

The accompanying consolidated financial statements include the accounts of DEICER USA, LLC; FI Mankato Energy, Inc.; and MCP Investment Company, LLC; which are wholly-owned subsidiaries of the Company either formed or acquired during 2001. Additionally, Glacial Technologies LLC; which is a 55% owned subsidiary of DEICER USA, LLC; is also included in these consolidated financial statements.

Prior to July 1, 2000, the consolidated financial statements included the accounts of Liquid Sugars, Inc. (LSI), which was a wholly owned subsidiary of MCP, and Grower Procurement Agency (GPA), an agency of the members of MCP. LSI was a sweetener blending and storage operation, which provided its products to various types of customers (including food processors) located primarily in the Western United States. GPA was formed to assemble, procure, and supply corn to MCP on behalf of its membership. Effective July 1, 2000, the members of Minnesota Corn Processors (a cooperative) voted to convert the cooperative to a Limited Liability Company. Concurrent with this conversion, LSI was merged into Minnesota Corn Processors, while the controlled entity of GPA was dissolved. Minnesota Corn Processors, LLC currently performs the operations previously performed by LSI and GPA. As a result of the conversion to a Limited Liability Company, the Company changed its fiscal year end from March 31 to December 31.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of MCP and its subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant management estimates relate to the determination of the valuation of repair parts inventory, the accumulated depreciation, and the allowance for doubtful accounts.

CREDIT POLICY

The Company sells its product primarily to the petroleum industry, food processors, farmers and ranchers, breweries, bakeries, the paper industry, and soft drink companies on terms it establishes for each customer. Credit sales are made throughout the United States and, to a much lesser degree, in Canada and western Asia.

REVENUE RECOGNITION POLICY

Revenues are recognized at the time product is shipped to customers, net of freight charges, except for consigned inventories where the revenue is recognized at the time the shipment is used by the customer. Freight costs charged against net sales totaled $7,034,081, $11,388,877, and $14,142,062 for the periods ended December 31, 2001, December 31, 2000, and March 31, 2000, respectively.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments in debt instruments of other entities, with a maturity date of less than three months at the date of purchase, to be cash equivalents.

INVENTORIES

Finished goods and goods in process of manufacture are valued at the lower of average cost or net realizable value. Unprocessed corn and repair parts are valued at the lower of cost or net realizable value. Chemicals, raw material supplies, and coal are valued at the lower of cost or market. All inventory valuations assume a first-in, first-out flow of goods. Commodities at the grain elevators are valued at market price, adjusted for net unrealized gains and losses on open purchase and sales contracts.

DERIVATIVES

On July 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) 133, *Accounting for Derivative Instruments and Hedging Activities*. The Company uses derivative financial instruments to minimize the exposure of price risk related to corn and natural gas purchases used in the manufacturing process, and price risk in the sales of co-products. The derivative financial instruments consist of open futures contracts on established board of trades and are valued at fair value in the December 31, 2001 and 2000, balance sheets, net of margin deposits.

The contracts used to mitigate the price risk related to corn and natural gas purchases are designated as effective cash flow hedges for a portion of the corn and natural gas usage over the next twelve months. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income and are reclassified into net income in the month in which the purchases being hedged are recognized or if the hedge is determined to be ineffective. At December 31, 2001, the Company had a balance of $7,632,180 of unrealized losses related to future transactions, which is expected to be recognized in earnings within the next twelve months. The ineffective portion of these hedges recognized in net income during the years ended December 31, 2001 and 2000, was $-0- and a loss of $38,750, respectively. The cumulative adjustment of these contracts was to record a loss of $16,978,319 in other comprehensive income at July 1, 2000.a gain of $2,867,405 at July 1, 2000.

DERIVATIVES (CONTINUED)

The contracts used to mitigate the price risk related to sales of co-products are not designated and accounted for as hedging instruments and, therefore, the related unrealized gains and losses are recorded in net earnings monthly. The cumulative adjustment of these contracts was to record a gain of $2,867,405 at July 1, 2000.

INVESTMENTS

The Company's investments in CornProductsMCP Sweeteners LLC (50% ownership) and Arkion Life Sciences LLC (20% ownership) are accounted for using the equity method. Under the equity method, the investment is carried at cost, adjusted for the Company's proportionate share of undistributed earnings or losses.

The investments in CoBank (formerly known as St. Paul Bank) and Minnesota Energy are recorded at original cost, plus the face value of equities received as patronage refunds. The face value of equities redeemed by these cooperatives are deducted from the investment balance. These investments are not transferable. No cash is received until such time as redeemed at the discretion of the cooperatives. Patronage refunds and redemptions are recorded in the year received. If a permanent impairment in value is deemed to have occurred, the investment value is reduced and a loss is reported in the statement of operations.

The other investments are valued at cost, which approximates market.

PROPERTY AND EQUIPMENT

The cost of property and equipment includes all costs incurred to bring such assets to the condition necessary for their intended use.

Costs of property and equipment are charged to operations, as depreciation, on a straight-line method over the estimated useful lives of the individual assets.

The ranges of the estimated useful lives for the major classes of property and equipment are as follows:

Land and public improvements	Not being depreciated
Land improvements	10 to 20 years
Building and leasehold improvements	Generally 30 years, with some immaterial amounts on a shorter life (leaseholds are amortized over shorter of useful life or lease period)
Equipment	5 to 25 years
Railroad, switch engine, and rail cars	11 to 25 years
Silos	5 to 35 years
Construction in progress	Not being depreciated

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles resulting from the purchase price of net assets in excess of fair market value are being amortized on a straight-line basis over lives ranging from 7 to 15 years, except for goodwill related to acquisitions subsequent to June 30, 2001, which are not being amortized.

Amortization expense for the periods ended December 31, 2001, December 31, 2000, and March 31, 2000, was $820,278, $486,209, and $379,531, respectively. Accumulated amortization was $2,571,860 and $1,751,582 at December 31, 2001 and 2000, respectively.

DEFERRED DEBT REFINANCING COST

The debt refinancing costs relate to a restructuring of debt completed during fiscal 1997/98. The asset is carried at cost and is being amortized over a 15-year period using the straight-line method. Amortization expense for the periods ended December 31, 2001, December 31, 2000, and March 31, 2000, was $240,000, $180,000, and $240,000, respectively. Accumulated amortization was $1,040,000 and $800,000 at December 31, 2001 and 2000, respectively.

LONG-LIVED ASSETS

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, which is entitled *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on current estimates, management does not believe impairment of operating properties is present.

PENSION PLANS

The Company makes payments under a defined contribution plan for the benefit of substantially all nonunion employees. The Company matches 50% of each employee's 401(k) contributions up to a 6% deferral election. The Company also sponsors a Money Purchase Pension program, which is fully funded by the Company at 3% of employee wages. The Company is committed to a minimum contribution of 2% of net income for these plans. Pension costs charged to operations for the periods ended December 31, 2001, December 31, 2000, and March 31, 2000, amounted to $2,223,729, $1,398,263, and $1,614,410, respectively.

Effective January 1, 2002, the above plans have been amended by increasing the Company match for each employee's 401 (k) contribution to 100% of the first 3% deferred election, then 50% match on the next 2% deferred election. The amended 401(k) plan also incorporates a basic profit sharing employer contribution of 3%, which will replace the money purchase pension program.

A portion of the Company's employees are covered by a collective bargaining agreement. The Company contributes to the union employees' pension plan in accordance with the terms of the collective bargaining agreement.

INCOME TAXES

Effective July 1, 2000, the Company converted to a limited liability company. In lieu of corporate income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements after June 30, 2000. When significant, a provision for various state income and franchise taxes is recorded.

Prior to July 1, 2000, the Company (as a cooperative) was subject to federal and various state income taxes and was permitted a deduction from taxable income for the portion of the net proceeds refunded to patrons in the form of qualified patronage refunds, if any, or value added payments. Consolidated tax returns were filed for federal income tax purposes.

RECLASSIFICATIONS

Certain amounts in these December 31, 2000 and March 31, 2000, financial statements have been reclassified from where they were presented in prior periods. These reclassifications had no effect on previously reported net income amounts.

NOTE 1 - RECEIVABLES

Balance sheet totals comprise the following elements:

	December 31, 2001	December 31, 2000
Notes receivable	$ 3,000,000	$ 179,366
Trade accounts	52,693,652	58,106,748
Other	6,534,486	5,643,771
Allowance for doubtful accounts	(1,000,000)	(700,000)
Total receivables	$ 61,228,138	$ 63,229,885
Balance sheet classification:		
Current assets	$ 58,228,138	$ 63,076,343
Non-current assets	3,000,000	153,542
Total	$ 61,228,138	$ 63,229,885

NOTE 2 - INVENTORIES

Principal elements of inventories were as follows:

	December 31, 2001	December 31, 2000
Grain at elevators	$ 13,608,689	$ 11,592,430
Unprocessed corn	2,472,353	3,051,031
Chemicals, raw material supplies, and coal	5,821,513	6,064,375
Goods in process of manufacture	2,122,981	2,104,079
Finished goods	10,127,624	13,272,824
Repair parts	9,655,075	10,672,841
Sweetener - bulk and specialty products	1,717,487	3,363,840
Total inventories	$ 45,525,722	$ 50,121,420

NOTE 3 - INVESTMENTS

The Company's investments consist of the following:

	December 31, 2001	December 31, 2000
Equity method investments:		
CornProductsMCP Sweeteners LLC	$ 15,000,950	$ -
Arkion Life Sciences LLC	3,801,000	-
	18,801,950	-
Cost method investments:		
CoBank	10,343,958	10,343,958
Minnesota Energy	750,000	-
Others	440,774	144,512
	11,534,732	10,488,470
Total investments	$ 30,336,682	$ 10,488,470

Effective January 1, 2001, the Company became a 50% member of CornProductsMCP Sweeteners LLC (CPMCP), for the purpose of marketing the majority of the sweetener products produced by the Company. In January 2001, the Company made an initial cash contribution of $500,000 to capitalize the newly formed LLC. As part of the LLC operating agreement, the Company entered into a formal supply agreement that specifies the products and quantities that will be sold to CornProductsMCP Sweeteners LLC.

Summarized income statement information for CPMCP for the year ended December 31, 2001, is as follows:

	Year Ended December 31, 2001
Net sales	$782,409,275
Cost of sales	743,977,685
Gross profit	38,431,590
Selling, general and administrative expenses	12,731,764
Commission expense	480,576
Commission and other income	(2,445,519)
Net income, before taxes	27,664,769
Provision for income taxes	121,000
Net income	$ 27,543,769
Equitable share of net income in CPMCP	$ 14,500,950

NOTE 3 – INVESTMENTS (CONTINUED)

Summarized balance sheet information for CPMCP as of December 31, 2001, is as follows:

	December 31, 2001
Current assets	$ 99,806,539
Property and equipment, net	3,225,127
Total assets	$ 103,031,666
Current liabilities	$ 74,487,897
Total equities	28,543,769
Total liabilities and equities	$ 103,031,666

The Company sells principally its entire sweetener product to CPMCP. During 2001, these sales amounted to approximately $248.4 million of which $21.0 million is in accounts receivable as of December 31, 2001.

During 2001, the Company paid for payroll and selling expenses that were reimbursed by CPMCP approximating $3.7 million. During 2001, CPMCP also reimbursed the Company for leased rail car expense, which approximated fair value at $7.2 million. The Company charged CPMCP for freight services approximating $5.2 million. The Company received $0.2 million from CPMCP for commissions on sales of certain products.

On November 19, 2001, MCP formed MCP Investment Company, LLC (MCPIC), a wholly-owned subsidiary, with a $4.0 million investment. Upon consolidation, the $4.0 million investment was assigned to the investment that MCPIC held in Arkion Life Sciences, LLC, representing a 19.993% membership interest in that company. The investment has been accounted for using the equity method of accounting. MCP has also advanced $3.0 million to Arkion Life Sciences, LLC under terms of a promissory note dated September 26, 2001. The terms of the note include interest compounded at 8% monthly; payments for interest are scheduled to commence after January 1, 2003, and for principal after October 1, 2004. Final amounts due for principal and interest are due October 1, 2008.

NOTE 4 - ACQUISITIONS

On July 1, 2001, the Company acquired certain assets of Liquid Corn, Inc.(LCI) in Minnesota for approximately $3.2 million. The acquisition has been accounted for using the purchase method of accounting and results of operations of LCI were included subsequent to the acquisition date. The acquisition is expected to increase gross profits by providing higher net revenues for the sale of steepwater. The purchase price was assigned to property and equipment ($733,216) and goodwill ($2,483,109) based on management's estimate of the fair value of such assets at the date of acquisition. For tax purposes the entire amount of the goodwill will be amortized over fifteen years. The pro forma operating results for December 31, 2001 and 2000, assuming this acquisition had been consummated as of the beginning of the respective periods, would not be materially different from reported operating results.

NOTE 4 - ACQUISITIONS (CONTINUED)

On August 31, 2001, MCP acquired 100% of the stock of FI Mankato Energy, Inc. for $750,000. The acquisition has been accounted for using the purchase method of accounting and the results of operations of FI Mankato Energy, Inc. are included subsequent to the acquisition date. The acquisition is expected to increase market share for sales of ethanol. Upon consolidation, the purchase price was assigned to the investment that FI Mankato Energy, Inc. held in Minnesota Energy, representing a 13.3% interest in that company. MCP is accounting for this investment in Minnesota Energy on the cost basis of accounting. The pro forma operating results for December 31, 2001 and 2000, assuming this acquisition had been consummated as of the beginning of the respective periods, would not be materially different from reported operating results.

NOTE 5 - PROPERTY AND EQUIPMENT

The Company's investment in property and equipment is recorded in the balance sheet at cost. The principal elements of the totals shown in the balance sheet are as follows:

	December 31, 2001	December 31, 2000
Land and public improvements	$ 6,797,970	$ 6,862,892
Land improvements	8,276,568	7,771,046
Buildings and leasehold improvements	120,418,801	121,336,514
Equipment	581,516,415	564,621,582
Railroad, switch engine, and rail cars	13,053,455	12,329,224
Silos	12,297,958	11,307,158
Construction in progress	22,489,971	13,516,558
Total property and equipment	$764,851,138	$737,744,974

Depreciation expense was $45,848,412, $33,967,335, and $44,662,658 for the periods ended December 31, 2001, December 31, 2000, and March 31, 2000, respectively.

NOTE 6 - SHORT-TERM NOTES PAYABLE

Balance sheet totals consist of notes payable to:

	December 31, 2001	December 31, 2000
Debentures payable	$ -	$ 116,960

The debentures payable to members and others were unsecured. Interest is paid on maturity of the debenture at a rate of 5.00% per annum. All debentures were retired as of December 31, 2001.

NOTE 7 - LONG-TERM DEBT AND PROPERTY PLEDGED

Long-term debt comprises the following elements:

	December 31, 2001	December 31, 2000
Private Placement Notes - Series A - repayment to be made at the rate of $3,571,429 on September 1 of each year with final payment due September 1, 2007. Secured by real estate mortgage. Interest payable semi-annually at 7.57% per annum.	$ 21,428,572	$ 25,000,000
Private Placement Notes - Series B - repayment to be made at the rate of $24,000,000 per year commencing September 1, 2005, with final payment due September 1, 2009. Secured by real estate mortgage. Interest payable semi-annually at 7.72% per annum.	120,000,000	120,000,000
Private Placement Notes - Series C - repayment to be made at the rate of $6,428,571 per year commencing September 1, 2006, with final payment due September 1, 2012. Secured by real estate mortgage. Interest payable semi-annually at 7.83% per annum.	45,000,000	45,000,000
Private Placement Notes - Series D - repayment to be made at the rate of $20,000,000 per year commencing September 1, 2003, with final payment due September 1, 2007. Secured by real estate mortgage. Interest payable at a variable rate (3.382% at December 31, 2001).	55,000,000	70,000,000
Lucent Technology - dated July 22, 1999. Payable in 60 monthly payments of $4,045, including imputed interest at the rate of 8% per annum. The final payment is due December 31, 2004.	121,358	169,902
IBM Credit Corporation	-	71,145
Marshall Municipal Utilities	-	174,885
Total	241,549,930	260,415,932
Less current portion	3,619,972	3,866,002
Long-term debt	$237,929,958	$256,549,930

NOTE 7 - LONG-TERM DEBT AND PROPERTY PLEDGED (CONTINUED)

At December 31, 2001, the Company had $50,000,000 of unused revolving credit commitment, expiring on October 1, 2003, from Harris Trust and Savings Bank and U.S. Bancorp Ag Credit, Inc. limited to the available borrowing base of accounts receivable and inventories. Interest is payable quarterly at the bank's variable rate.

There are loan covenants with respect to the Harris Trust and Savings Bank, U.S. Bancorp Ag Credit, Inc., and private placement notes that require the Company to maintain minimum equity, current ratio, working capital, and various other financial conditions.

The capital leases are secured by title to the equipment covered by the lease.

Future maturities of long-term debt are as follows:

2002	$ 3,619,972
2003	23,619,972
2004	23,595,702
2005	42,571,429
2006	34,000,000
Thereafter	114,142,855
Total	$ 241,549,930

NOTE 8 - ACCRUED POSTRETIREMENT BENEFITS

In 2001, the Company adopted a Supplemental Executive Retirement Plan (SERP) to provide members of management with supplemental retirement and death benefits. The benefits earned are based upon years of service and the employee's compensation and subject to vesting provisions defined by the Plan. The Plan provides for defined benefit payments to these employees on their retirement or to the beneficiaries on their deaths for up to 20 years after retirement or death. The Plan is unfunded and as such there are no Plan assets. Life insurance carried on the Plan participants is payable to the Company upon the employee's death.

The following table shows the Plan's funded status and amounts recognized in the Company's financial statements:

	2001	2000
Actuarial present value of benefit obligations	$ 406,525	$ -
Plan assets at fair value	$ -	$ -
Projected benefit obligation in excess of plan assets	406,525	
Accrued pension expense	$ 406,525	$ -

NOTE 8 - ACCRUED POSTRETIREMENT BENEFITS (CONTINUED)

	2001	2000
Pension expense included the following components:		
Service cost - benefits earned during the period	$ 381,714	$ -
Interest cost on projected benefit obligation	24,811	-
Net pension expense	$ 406,525	$ -

The following assumptions were used to determine the funded status of the Plan:

Discount rate	6.50%
Rate of increase in compensation	3.00%

The Company also maintains other non-qualified postretirement agreements with certain of its employees. The present value of the future payments amounted to $180,126 and $187,258 at December 31, 2001 and 2000, respectively. The increase in future benefits attributable to these agreements is expensed annually. Life insurance contracts and investments have been acquired to fund these postretirement arrangements.

NOTE 9 - MEMBER EQUITIES

Effective with the conversion to a Limited Liability Company on July 1, 2000, the Company was authorized to issue 500,000,000 units, of which 350,000,000 units are designated as Class A (voting) and 150,000,000 units are designated as Class B (nonvoting). At December 31, 2001, 136,618,940 Class A units and 58,622,340 Class B units were issued and outstanding. At December 31, 2000, 136,932,695 Class A units and 58,622,340 Class B units were issued and outstanding.

Prior to July 1, 2000, as a cooperative, the following was information pertinent to elements of member equities:

	Non-Voting Preferred Stock	Common Stock
Par value	$50	$50
Shares authorized	100,000	100,000
Aggregate par value authorized	$5,000,000	$5,000,000

Included in the member equities was an account entitled loss allocated to members, which represents the balance of the loss for the fiscal year ended September 30, 1996, which was allocated to the membership. This loss was to be recovered from the members in one of two ways:

A portion of the loss was to be deducted from future value added or other positive allocations, until the loss is repaid in full.

B. The loss represents a lien against the members' units of equity participation, and should a member sell their units of equity participation, the amount of the loss allocated to the members will be deducted from such sale.

NOTE 9 - MEMBER EQUITIES (CONTINUED)

Prior to July 1, 2000, amounts were paid to members at the discretion of the Board of Directors based upon operating results. This amount was considered a value-added payment and was accounted for as a component of the allocation of the net income.

None of the Company's stock was transferable except as permitted by the Company's board of directors. Because the Company's stock was not transferable, the number of shares issued, redeemed, and outstanding were not recorded in the financial statements.

NOTE 10 - INCOME TAXES

The provision for income tax expense consists of the following components:

	December 31, 2001	December 31, 2000	March 31, 2000
Federal - current	$ -	$ 75,000	$ 244,256
State - current	1,000,000	277,022	6,935
Total provision for income tax expense	$ 1,000,000	$ 352,022	$ 251,191

A reconciliation of the provision for income taxes at the statutory tax rates to the Company's actual provision for income taxes is as follows:

	December 31, 2001	December 31, 2000	March 31, 2000
Computed at statutory rates	$ 726,452	$ 2,327,416	$ 3,867,442
Value added payable	-	(1,544,940)	(2,950,219)
Benefit of net operating loss carryover and various timing differences	273,548	(430,454)	(666,032)
Total provision for income tax expense	$ 1,000,000	$ 352,022	$ 251,191

NOTE 11 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable.

Cash and Cash Equivalents, Trade Receivables, Trade Payables, Grain Contracts, Sales Contracts and Short-term Borrowings: The carrying amount approximates fair value because of the short maturity of those instruments.

Investments in Other Companies: There are no quoted market prices and a reasonable estimate of the fair value could not be made without incurring excessive costs.

Long-term Debt: Fair value is based on the rates currently available to the Company for debt with similar terms and average maturities. The fair value of financial instruments that differed from their carrying value at December 31, 2001 and 2000, was as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
7.57% Series A Notes	$ 21,428,572	$ 25,200,000	$ 25,000,000	$ 25,000,000
7.72% Series B Notes	120,000,000	136,000,000	120,000,000	120,000,000
7.83% Series C Notes	45,000,000	52,200,000	45,000,000	45,000,000

NOTE 12 - CONCENTRATIONS OF CREDIT RISK

The Company maintains cash and temporary investments at various financial institutions. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash and temporary investments held by the financial institutions exceeded specified limits at various dates throughout 2001 and 2000.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Leases

Certain property and equipment used by the Company are leased. Payments on the operating leases, recorded as expense in the statement of operations, totaled $7,332,438, $12,540,833, and $15,848,005 for the periods ended December 31, 2001, December 31, 2000, and March 31, 2000, respectively. Operating lease expense is net of sublease income of approximately $7,200,000 in 2001 related to rail car lease payments reimbursed by CPMCP.

Noncancellable future minimum payments are required on these leases as follows for the next five years:

	Operating Leases
2002	$ 13,104,017
2003	13,103,285
2004	11,975,889
2005	10,072,892
2006	9,863,483
Thereafter	31,050,920
Total future minimum lease payments	$ 89,170,486

Litigation

The Company is involved in various claims at December 31, 2001. In the opinion of management, the ultimate liability for such claims would not have a material adverse financial effect upon the company. Management further believes that all or part of any potential liability for certain of these claims will be covered by insurance, and management is vigorously defending all such claims against the Company.

Commitments

It is expected that the total costs to complete the construction in progress at December 31, 2001, will approximate $12,500,000.

The Company has 16 employment contracts with employees. Salary commitments under these contracts total $1,536,910 as of December 31, 2001. All of these contracts expire in 2002, except for one contract that expires in 2005.

At December 31, 2001, the Company had open contracts to purchase approximately 16.5 million bushels of corn at future dates at various prices. Additionally the Company had approximately 1.0 million bushels of corn purchased on deferred price contracts, which are included in the balance sheet at current value in the caption accounts payable - grain, at December 31, 2001.

At December 31, 2001, the Company held grain in storage for others valued at approximately $3.0 million. Although the grain is not inventory of the Company and its value is not a liability, the Company is contingently liable to the owners of the grain for quality deficiencies and quantity shortages.

NOTE 14 - SEGMENT REPORTING

As of April 1, 1999, the Company adopted Statement of Financial Accounting Standards Number 131 (SFAS 131) *Disclosures about Segments of an Enterprise and Related Information.* SFAS 131 establishes standards for the way public business enterprises report information about operating segments in financial reports issued to shareholders. Based on the Company's organizational structure and the manner in which performance is assessed and operating decisions are made, the Company operates as one business segment - procuring, transporting, storing, processing, and merchandising corn products.

NOTE 15 - FUTURE CHANGE IN ACCOUNTING PRINCIPLE

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets.* Statement No. 141 is effective for acquisitions subsequent to June 30, 2001, and Statement No. 142 is effective for fiscal years beginning after December 15, 2001, except for goodwill and intangible assets acquired after June 30, 2001, which are subject immediately to the nonamortization and amortization provisions of this Statement. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company adopted Statement No. 141 and 142 for acquisitions subsequent to June 30, 2001, which resulted in no amortization recorded on the goodwill associated with the purchase of certain assets of Liquid Corn, Inc. in Minnesota. For goodwill and intangibles existing prior to July 1, 2001, the Company will apply the new rules as of January 1, 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $661,000 per year. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002. The effects of these tests on the Company's earnings and financial position have not yet been determined.

This information is an integral part of the accompanying consolidated financial statements.

MCP DIRECTORS & COUNTIES INCLUDED IN DISTRICTS

DISTRICT I

Doug Finstrom, Ph: 320-264-5501
Farmer
Kerkhoven, MN 56252

Kim Larson, Ph: 320-235-3575
Farmer/Contractor
Willmar, MN 56201

Duane Adams, Ph: 320-877-7259
Farmer/Pres. MN Corn Growers
Cosmos, MN 56228

Minnesota Counties: Anoka, Big Stone, Chisago, Clay, Crow Wing, Dakota, Douglas, Grant, Hennepin, Kanabec, Kandiyohi, Mahnomen, Meeker, Mille Lacs, Morrison, Norman, Otter Tail, Pennington, Polk, Pope, Ramsey, Red Lake, Sherburne, Stearns, Stevens, Swift, Todd, Traverse, Wadena, Washington, Wilkin & Wright

DISTRICT II

Howard Dahlager, Ph: 320-765-2225
Farmer / Agri-Businessman
Sacred Heart, MN 56285

Ken Robinson, Ph: 320-365-3584
Farmer
Bird Island, MN 55310-3043

David Scheibel, Ph: 320-365-4439
Gen.Cost Accountant, Hanson Silo Co.
Bird Island, MN 55310

Minnesota Counties: Blue Earth, Carver, Dodge, Faribault, Fillmore, Freeborn, Goodhue, LeSueur, McLeod, Mower, Nicollet, Olmsted, Renville, Rice, Scott, Sibley, Steele, Wabasha & Waseca

DISTRICT III

Jerry Jacoby, Ph: 507-723-5760
Farmer / Agri-Businessman
Springfield, MN 56087

Steve Lipetzky, Ph: 507-723-6424
Employed @ Jackpot Junction,
R.E.Broker
Springfield, MN 56087

Dennis Fultz, Ph: 507-629-3564
Farmer
Tracy, MN 56175

Minnesota Counties: Brown, Redwood & Watonwan

DISTRICT IV

Roger Fjerkenstad, Ph: 320-769-2109
Retired Farmer
Dawson, MN 56232

Galen Rud, Ph: 320-269-7044
Farmer
Montevideo, MN 56265

Minnesota Counties: Chippewa & LacQui Parle

DISTRICT V

Dan Dybsetter, Ph: 507-296-4448
Farmer
Porter, MN 56280

John Jerzak, Ph: 507-694-1834
Farmer/Agri-Businessman
Ivanhoe, MN 56l42

Dean Buesing, Ph: 320-564-4598
Farmer/Agri-Businessman
Granite Falls, MN 56241

Minnesota Counties: Lincoln & Yellow Medicine; South Dakota Counties: Beadle, Bon Homme, Brookings, Brown, Charles Mix, Clark, Clay, Codington, Deuel, Grant, Hamlin, Kingsbury, Lake, Lincoln, McCook, Miner, Minnehaha, Moody, Spink, Turner & Yankton

DISTRICT VI

Sandy Ludeman, Ph: 507-629-3793
Farmer/Agri-Businessman
Tracy, MN 56175

John P. Hennen, Ph: 507-428-3562
Farmer
Ghent, MN 56239

Minnesota Counties: Lyon

DISTRICT VII

John Nelson, Ph: 507-763-3675
Grain Farmer/Contractor
Garvin, MN 56132

Jim Gervais, Ph: 507-763-3559
Grain & Livestock Farmer
Currie, MN 56123

Ron Kirchner, Ph: 507-425-2748
Farmer
Avoca, MN 56114

Minnesota Counties: Cottonwood, Freeborn, Jackson, Martin, Murray, Nobles, Pipestone & Rock: Iowa Counties: Cerro Gordo, Clay, Chickasaw, Dickinson, Emmet, Hancock, Lyon, Mitchell, Osceola, Sioux & Winnebago

DISTRICT VIII

Andy Jensen, Ph: 402-694-3936
Grain & Livestock Farmer
Aurora, NE 68818

Ken Regier, Ph: 402-694-2975
Retired Farmer
Aurora, NE 68818

Larry Dowd, Ph: 402-564-2707
Farm Manager
Columbus, NE 68602

Rod Hassebrook, Ph:402-246-2092
Grain & Livestock Farmer
Platte Center, NE 68653

Robert Bender, Ph: 402-563-2834
Farm Manager/Businessman
Columbus, NE 68601

Iowa Counties: Carroll, Crawford, Davis, Delaware, Dubuque, Fremont, Harrison, Ida, Linn, Louisa, Page, Pottawattamie, Shelby, Story & Webster; Nebraska Counties: Adams, Antelope, Boone, Buffalo, Burt, Butler, Cass, Cedar, Cheyenne, Clay, Colfax, Cuming, Dawson, Dixon, Dodge, Douglas, Fillmore, Franklin, Gosper, Greeley, Hall, Hamilton, Harlan, Holt, Howard, Kearney, Knox, Lancaster, Lincoln, Madison, Merrick, Nance, Otoe, Phelps, Pierce, Platte, Polk, Red Willow, Saline, Saunders, Scotts Bluff, Seward, Stanton, Thurston, Valley, Washington, Wayne, Webster & York.

Shareholder Information

Annual Meeting:

The Annual Meeting of shareholders is tentatively scheduled to be held at 9:00 A.M. on Tuesday, June 25, 2002, at Jackpot Junction, Dacotah Expo Center, Morton, MN.

10-K Available:

Upon the written request of a shareholder, the Company will furnish a copy of the Company's 2001 Form 10-K, filed with the Securities and Exchange Commission, after the filing of said report. Requests should be addressed as follows:
Minnesota Corn Processors, LLC
Attn: Joe Bennett, Secretary & General Counsel
901 N. Hwy 59
Marshall, MN 56258

Auditors:

Clifton Gunderson LLP
201 Frontenac
Stevens Point, WI 54481

Corporate Officers* & Executive Staff+:

L. Daniel Thompson, President and Chief Executive Officer*+

Daniel H. Stacken, Vice President of Finance and Chief Financial Officer*+

Lawrence J. Schiavo, Vice President of Operations and Business Development*+

Roger L. Untiedt, Vice President of Technology*+

Bradford A. Schultz, Vice President of Commodities*+

Roger Evert, Vice President of Human Resources and Administration*+

Michael Mote, Vice President of Information Technology and Chief Information Officer*+

Joe Bennett, Secretary and General Counsel*+

Richard Schoenfeld, Director of Marketing+

Board Officers:

Jerry Jacoby, Chairman
Howard Dahlager, Vice-Chairman
Dan Dybsetter, Secretary

This Annual Report contains or may contain certain forward-looking statements concerning the Company's financial position, business and future prospects, in addition to other statements using words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general economic, business and market conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies and changes in regulatory controls regarding quotas, tariffs and biotechnology issues; and increased competitive and/or customer pressure in the corn refining industry. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections.

MISSION

To optimize returns for shareholders and for all other stakeholders by providing value-added agricultural-based products and services that enhance customer performance.

VISION

MCP will be a prominent, grower-based agribusiness leader by embracing product diversification and growth in distribution and processing. We will achieve this while maintaining our unique sensitivity to our farmers, customers and employees.

CORE VALUES

- A higher standard of customer satisfaction every day
- Uncompromising integrity
- Each employee is important
- Resourceful, creative solutions
- Respect for every individual
- Excellence in everything

MCP

MCP

Visit our website @ *www.mcp.net*